Jatin Dalal Chief Financial Officer Wipro Limited Performance for the Quarter ended December 31, 2020 Exhibit 99.2

IT Services $ Revenue Mn Gross Revenue in INR Mn *Non-GAAP measures walk has been provided in the annexure Revenue for the quarter QoQ & YoY growth on Constant Currency* basis is 3.4% & -2.0%

IT Services Operating Margin IT Services operating margin refers to our segment results Operating Profit (Wipro Ltd.) in INR Mn Operating Margin for the quarter

Net Income in INR Mn Net income refers to the profit attributable to equity share holders of the company Earnings per share in INR Net Income for the quarter

Cash Flow Metrics for the quarter Operating Cash flow in INR Mn Free Cash flow in INR Mn* *Non-GAAP measures walk has been provided in the annexure Operating Cash Flow is at 149.4% of Net Income Free Cash Flow is at 132.7% of Net Income

Other highlights for the quarter Secular growth across all Service Lines & Business Units. 5 out of 7 Business unit grew over 4% sequentially We closed 12 deals with > $30Mn TCV and the TCV booked of these deals was over $1.2Bn We also closed our largest deal in Continental Europe with Metronom Hired about 14,000 employees which includes onboarding of more than 2,900 freshers in Q3’21 Declared an interim dividend of ₹1 ($0.0141) per equity share/ADS Notes: For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = 73.01, as published by the Federal Reserve Board of Governors on December 31, 2020.

QoQ growth 1.5% to 3.5% We expect the revenue from our IT Services business to be in the range of $2,102 million to $2,143 million* *    Outlook is based on the following exchange rates: GBP/USD at 1.33, Euro/USD at 1.20, AUD/USD at 0.73, USD/INR at 73.84 and CAD/USD at 0.76 Outlook for quarter ending March 31, 2021

Thank You

Reconciliation of selected GAAP measures to Non-GAAP measures (1/2) Reconciliation of Free Cash Flow for three months and nine months ended December 31, 2020 Reconciliation of Gross Cash as of December 31, 2020

Reconciliation of selected GAAP measures to Non-GAAP measures (2/2) Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn): Three Months ended December 31, 2020 IT Services Revenue as per IFRS $2,071.0 Effect of Foreign currency exchange movement $ (11.8) Non-GAAP Constant Currency IT Services Revenue based on $2,059.2 previous quarter exchange rates Three Months ended December 31, 2020 IT Services Revenue as per IFRS $2,071.0 Effect of Foreign currency exchange movement $ (17.9) Non-GAAP Constant Currency IT Services Revenue based on $2,053.1 exchange rates of comparable period in previous year